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11020012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65728

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MBM Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 Louisiana, Suite 2600
(No. and Street)

Houston (City) Texas (State) 77002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert L. Burnam 713-228-6444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company
(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 1000 (Address) Houston (City) Texas (State) 77007 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/25

OATH OR AFFIRMATION

I, Robert L. Burnam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MBM Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LECLAIRE L. LENO
Notary Public, State of Texas
My Commission Expires
February 26, 2012

Signature

CCO and Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MBM SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2010

CONTENTS

	Page
Independent Auditor's Report	2
Balance Sheet	3
Statement of Income	4
Statement of Changes in Stockholders' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-10
Schedule I	11
Schedule II	12

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
MBM Securities, Inc.
Houston, Texas

We have audited the accompanying balance sheet of MBM Securities, Inc. as of December 31, 2010, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MBM Securities, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 18, 2011

One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax

harperpearson.com

ASSETS

Investments, at market value	$ 151,014
Accrued commissions receivable	25,000
TOTAL ASSETS	$ 176,014

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accrued service fee payable	$ 96,322
Margin tax payable	633
TOTAL LIABILITIES	96,955
STOCKHOLDERS' EQUITY	
Common stock - $1 par value, 500,000 voting shares and 500,000 nonvoting shares authorized, 1,000 voting shares issued and outstanding	1,000
Additional paid-in capital	13,421
Retained earnings	64,638
	79,059
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 176,014

The accompanying notes are an integral part of the financial statements.

REVENUES	
Commissions and other income	$ 403,551
Other income	6,593
TOTAL REVENUE	410,144
EXPENSES	
Service fees	374,574
Other	29,690
TOTAL EXPENSES	404,264
NET INCOME	$ 5,880

The accompanying notes are an integral part of the financial statements.

MBM SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2009	$ 1,000	$ 13,421	$ 68,158	$ 82,579
Distributions	-	-	(9,400)	(9,400)
Net income	-	-	5,880	5,880
Balance, December 31, 2010	$ 1,000	$ 13,421	$ 64,638	$ 79,059

The accompanying notes are an integral part of the financial statements.

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 5,880
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized gain on investment	(6,591)
Changes in operating assets and liabilities	
Accrued commissions receivable	7,000
Accrued service fee payable	34,181
Margin tax payable	(2,613)
Net cash provided by operating activities	37,857
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of investments	(28,457)
Net cash used by investing activities	(28,457)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(9,400)
Net cash used by financing activities	(9,400)
NET CHANGE IN CASH AND CASH EQUIVALENTS	-
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	-
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Margin tax	$ 350

The accompanying notes are an integral part of the financial statements.

NOTE A ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – MBM Securities, Inc. (an S Corporation) ("the Company") is located in Houston, Texas and is a limited business broker dealer that transacts in mutual funds and variable life annuities only. Consequently, the Company has claimed an exemption from the Securities and Exchange Commission's (SEC) Rule 15c3-3 under section (K)(1). The Company is registered as a Broker-Dealer with the SEC, and a member of the Financial Industry Regulatory Authority (FINRA). Its principal market is the general public in the Southeastern region of Texas.

Basis of Accounting – The Company maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Accounting principles followed by the Company and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Statement Presentation – An unclassified balance sheet is presented in accordance with industry standards.

Cash and Cash Equivalents – The Company considers all highly liquid debt investments with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2010.

Investments – At December 31, 2010 the Company had investments in various mutual funds. The investments were valued at fair value based upon quoted prices. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Revenue Recognition – Commissions are recognized when trades settle and receivables are recorded at that time. Revenues are primarily generated from commissions on sales of mutual funds and variable insurance products.

Income Taxes – No provision has been made for federal income tax, since these taxes are the responsibility of each individual shareholder. State margin tax is accrued and is included as a component of other expense.

Generally accepted accounting principles (GAAP) provide detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements. GAAP requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The Company believes that all significant tax positions utilized by the Company will more likely than not be sustained upon examination. As of December 31, 2010, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2007 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statement of income.

Estimates – The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events – The Company has evaluated subsequent events through February 18, 2011, the date the financial statements were available to be issued. No subsequent events occurred, which require adjustment or disclosure to the financial statements at December 31, 2010.

NOTE B SERVICES AGREEMENT

The Company has entered into a services agreement with MBM Advisors, Inc. (MBM Advisors), a former related party, whereby MBM Advisors will provide administrative and operational services, facilities, compliance assistance, and pay all overhead expenses of the Company.

MBM Advisors receives a proportional allocation service fee equal to 86% of the monthly adjusted net operating income of the Company. Expenses under this agreement during the year ended December 31, 2010 were $374,574. At December 31, 2010 the Company owed MBM Advisors $96,322.

NOTE C NET CAPITAL REQUIREMENTS

Under Rule 15c3-1, the Company must maintain at all times a minimum net capital of $25,000 and an aggregate indebtedness ratio of no greater than 15 to 1. The following is a summary of the Company's actual capital compared with required capital amounts as of December 31, 2010.

Net Capital - Actual (Schedule I)	$ 63,589
Net Capital - Required (Schedule I)	25,000
Excess Net Capital	$ 38,589
Aggregate Indebtedness to Net Capital	1.52 to 1

NOTE D CREDIT RISK AND MARKET RISK

Financial instruments which subject the Company to concentrations of credit risk consist principally of receivables and cash. The Company places its cash with high credit quality financial institutions. Deposits with these financial institutions may exceed the amount of federal deposit insurance provided on such deposits; however, these deposits typically may be redeemed upon demand and therefore, bear minimal risk. In monitoring this credit risk, the Company periodically evaluates the stability of the financial institutions. Generally, no collateral or other security is required to support receivables. To reduce credit risk, a customer's credit history is reviewed before extending credit. There was no allowance for doubtful accounts at December 31, 2010 as management believes all receivables are collectible.

NOTE D CREDIT RISK AND MARKET RISK (CONTINUED)

The Company's investments in marketable securities subject the Company to various levels of risk associated with economic, operating, and political events beyond management's control. Consequently, management's judgment as to the level of losses that currently exist or may develop in the future involves the consideration of current and anticipated conditions and their potential effects on the Company's investments. Due to the level of risk associated with investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially impact the amounts reflected in the accompanying financial statements.

The Company is engaged in various trading and brokerage activities in which the counter parties primarily include mutual funds, banks, and insurance companies. In the event a counter party does not fulfill its obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review the credit standings of each counter party.

NOTE E INVESTMENTS

At December 31, 2010 the Company had the following investments:

	Adjusted Cost	Market
Mutual Funds	$ 144,423	$ 151,014

At December 31, 2010 there were no securities in a continuous loss position.

NOTE F FAIR VALUE DISCLOSURES

The GAAP framework for fair value measurements provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical financial instruments and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical financial instruments in active markets that the Company has the ability to access.

Level 2 – Other significant observable inputs (including quoted prices in active markets for similar financial instruments), or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the financial instruments.

NOTE F FAIR VALUE DISCLOSURES (CONTINUED)

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the financial instruments. The fair value of Level 3 financial instruments is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The financial instruments' fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during 2010.

Mutual funds are valued using quoted prices in active markets for identical assets.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The fair values of investments are categorized as follows at December 31, 2010:

	2010			
	Level 1	Level 2	Level 3	Total
Mutual funds	$ 151,014	$ -	$ -	$ 151,014
Total Assets at Fair Value	$ 151,014	$ -	$ -	$ 151,014

NOTE G OTHER EXPENSES

The Company is making certain payments for personal expenses of the owners as compensation. Such expenses totaled $30,000 for the year ended December 31, 2010.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

NET CAPITAL	
Total stockholders' equity qualified for net capital	$ 79,059
Total capital and allowable subordinated liabilities	79,059
Deductions and/or charges	
Nonallowable assets:	
Other deductions and/or charges	(5,000)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	74,059
Haircuts on securities	(10,470)
Net capital	$ 63,589
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (1/15th of total aggregate indebtedness)	$ 6,464
Minimum dollar net capital requirement	$ 25,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 25,000
Excess net capital	$ 38,589
Ratio: Aggregate indebtedness to net capital	1.52 to 1
NET CAPITAL, AS REPORTED IN COMPANY'S PART II (Unaudited) FOCUS Report	$ 58,868
RECONCILING ITEMS OR DIFFERENCES:	
Audit adjustment for excess margin tax payable	4,721
NET CAPITAL PER ABOVE	$ 63,589

See independent auditor's report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2010

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(1), in which the firm conducts a limited business (mutual funds and/or variable annuities only).

See independent auditor's report.

REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17 A-5 FOR A
BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15C3-3

February 18, 2011

The Stockholders
MBM Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of MBM Securities, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be an should not be used by anyone other than these specified parties.

Harper & Pearson Company, P.C.

Houston, Texas